Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267126

PROSPECTUS SUPPLEMENT NO. 11
(to Prospectus dated October 26, 2022)

D-WAVE QUANTUM INC.

COMMON SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form S-1, effective as of October 26, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-267126).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of common stock, par value $0.0001 (“Common Shares”), are listed on the New York Stock Exchange (the “NYSE”) under the symbol “QBTS”. On April 13, 2023, the last reported sales price for the Common Shares on the NYSE was $0.65.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 21 of the Prospectus for a discussion of applicable information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 14, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 14, 2023

D-Wave Quantum Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-41468	88-1068854
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3033 Beta Avenue
Burnaby, British Columbia
Canada
V5G 4M9
(Address of principal executive offices)

(604) 630-1428
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	QBTS	New York Stock Exchange
Warrants, each whole warrant exercisable for 1.4541326 shares of common stock at an exercise price of $11.50	QBTS.WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 2.02.	Results of Operations and Financial Condition.

On April 14, 2023, D-Wave Quantum Inc. issued a press release announcing its financial results for the fiscal fourth quarter and full year ended December 31, 2022. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Current Report on Form 8-K and in the accompanying exhibit are “furnished” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit Number	Description

99.1	Press release issued by D-Wave Quantum Inc. dated April 14, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

D-Wave Quantum Inc.

Dated: April 14, 2023	By:	/s/ Alan Baratz
	Name:	Alan Baratz
	Title:	President & Chief Executive Officer

Exhibit 99.1

D-Wave Reports Fourth Quarter and Year-End 2022 Results

Q4 revenue up 41% over Q3

Number of commercial customers increased by 18% to 67 during fiscal 2022

Closes $50 million four-year term loan

BURNABY, B.C. & PALO ALTO, Calif. – April 14, 2023 – D-Wave Quantum Inc., (NYSE: QBTS) (“D-Wave” or the “Company”) a leader in quantum computing systems, software, and services, and the only commercial provider building both annealing and gate-model quantum computers, today announced financial results for its fourth quarter and fiscal year ended December 31, 2022.

“We believe our fourth quarter and 2022 year-end results reflect a clear signal: companies are rapidly embracing today’s quantum technology solutions to drive competitive advantage, now. In this complex economic environment, business leaders are actively looking for ways to improve operational efficiencies, reduce costs, fuel innovation, and increase revenue. We believe that near-term quantum and quantum-hybrid applications are critical for navigating this complexity by helping solve businesses’ most difficult computational problems. Our revenue metrics reflect increasing quantum adoption, which accelerated growth of our business and drove a 41% increase in Q3 to Q4 sequential revenue growth,” said Dr. Alan Baratz, CEO of D-Wave. “Sixty-seven commercial customers used D-Wave solutions in 2022, and we now count more than two dozen of the Forbes Global 2000 as customers, as an increasing number of companies turn to quantum computing to solve complex business problems ranging from customer loyalty to supply chain logistics to e-commerce optimization. Beyond our continued commercial traction, we’re driving ongoing innovation and advancement of our product portfolio, most recently introducing new offerings that help customers harness quantum to accelerate artificial intelligence and machine learning efforts. We’re seeing accelerating momentum across all facets of our business. Finally, we are pleased to announce the closing of a $50 million four-year term loan.”

Recent Commercial / Business Highlights

•
Hosted our 7th annual user conference, Qubits 2023, with the commercialization of quantum on full display as more than a dozen companies, including Mastercard, Deloitte, and Davidson Technologies, showcased quantum and quantum-hybrid applications and demos built on D-Wave solutions

•
Signed a number of new and expanded customer engagements with Forbes Global 2000 companies as well as industry leaders such as ArcelorMittal, BASF, Unisys, Mastercard, Deloitte, Davidson Technologies, uptownBasel, Siemens Healthineers, and New Mexico Consortium

•	Increased average QCaaS deal size by 78% on a year-over-year basis and entered 2023 with $5.8 million in a combination of firm backlog and prior-year contracts expected to renew in 2023

•	Continued expansion of our commercial customer base with 67 revenue-generating commercial customers in 2022, a 18% year-over-year increase over 2021

•
Worked with customers on a variety of new and expanded quantum hybrid applications including industrial manufacturing, fraud detection, missile defense optimization, employee scheduling, and medical imaging, and we are seeing an acceleration of customers moving applications into production

•	Announced a series of initiatives designed to enhance production- and commercial-readiness, including SOC 2 Type 2 compliance, which is designed to ensure the safety and privacy of customer data

Recent Technical Highlights

•	Announced plans to build and deliver feature selection solutions to help customers expedite artificial intelligence/machine learning workflows, including the launch of a new hybrid solver plug-in

•
Launched availability of the Leap™ quantum cloud service in our 39th country, providing businesses, developers, and researchers in Israel access to D-Wave’s Advantage™ quantum computer, hybrid quantum/classical solvers, and integrated developer environment (IDE) to drive the development of business-critical, in-production hybrid applications

•
Experienced continued growth of our quantum cloud service, as more than 50 million problems have been run on our Advantage annealing quantum computer directly and through hybrid solvers since September 2020, and we’ve seen a 76% YoY increase in problems submitted from 2021 to 2022

•
Continued progress with the next-generation Advantage2 annealing quantum system, which is expected to feature 7000+ qubits, 20-way connectivity and higher coherence to solve even larger and more complex problems. Building on the successful integration of a new high coherence fabrication process which has demonstrated a 4x reduction in noise, we have completed an initial calibration of a processor fabricated with this new process

•
Progressed our gate model program by benchmarking one and two qubit fluxonium qubit circuits, validating a new scalable readout method for our gate model design, and introducing a new gate model simulator in our Ocean suite of software tools, which we believe will help developers to advance their quantum designs

•
Extended our scientific efforts through the publication of research in Nature Physics that demonstrated large-scale coherence in quantum annealing computers, an important step toward proving quantum advantage

Fourth Quarter Fiscal 2022 Financial Highlights

•
Revenue: On a sequential quarter-to-quarter basis, fiscal 2022 fourth quarter revenue of $2.4 million increased by $700,000, or 41%, from the immediately preceding fiscal 2022 third quarter revenue of $1.7 million that increased by $326,000, or 24%, from the immediately preceding fiscal 2022 second quarter revenue of $1.4 million

•
The $2.4 million in fiscal 2022 fourth quarter revenue was essentially flat when compared to the year earlier fiscal 2021 fourth quarter revenue of $2.4 million that included $350,000 of non-recurring revenue. Adjusting for the fiscal 2021 fourth quarter non-recurring revenue, the year over year growth was 15.3%

•
The percentage of fiscal 2022 fourth quarter revenue derived from commercial customers was 72.4%, an increase of 32.1% from 40.3% in the year earlier fiscal 2021 fourth quarter with the fiscal 2022 fourth quarter representing the second consecutive quarter of sequential quarter to quarter growth in commercial revenue as a percent of total revenue with the fiscal 2022 second and third quarter commercial revenue percentages at 46.5% and 62.2% respectively

•
GAAP Gross Profit: GAAP gross profit for the fiscal 2022 fourth quarter was $1.3 million, a decrease of $289,000, or 28%, from the immediately preceding fiscal 2022 third quarter GAAP gross profit of $1.0 million, that increased by $256,000, or 33%, from the immediately preceding fiscal 2022 second quarter GAAP gross profit of $785,000. The $1.3 million in 2022 fourth quarter GAAP gross profit decreased by $219,000, or 14% from in the fiscal 2021 fourth quarter GAAP gross profit of $1.5 million

•
Non-GAAP Gross Profit[1]: Non-GAAP gross profit for the fiscal 2022 fourth quarter was $1.6 million, an increase of $543,000, or 50%, from the immediately preceding fiscal 2022 third quarter non-GAAP gross profit of $1.1 million, that increased by $266,000, or 32%, from the immediately preceding fiscal 2022 second quarter non-GAAP gross profit of $820,000. The fiscal 2022 fourth quarter non-GAAP gross profit of $1.6 million increased by $80,000, or 5.2% when compared to the year earlier fiscal 2021 fourth quarter non-GAAP gross profit of $1.5 million. The difference between GAAP and non-GAAP gross profit is limited to non-cash stock-based compensation expense that is excluded from the non-GAAP gross profit

•
GAAP Gross Margin: GAAP gross margin for the fiscal 2022 fourth quarter was 55.5%, a decrease of 5.9% from the immediately preceding fiscal 2022 third quarter GAAP gross margin of 61.4%, that increased by 4.1% from the immediately preceding fiscal 2022 second quarter GAAP gross margin of 57.3%. The fiscal 2022 fourth quarter GAAP gross margin of 55.5% compares with a 63.8% GAAP gross margin in the year earlier fiscal 2021 fourth quarter

•
Non-GAAP Gross Margin[2]: Non-GAAP gross margin for the fiscal 2022 fourth quarter was 68.1%, an increase of 4.0% from the immediately preceding fiscal 2022 third quarter non-GAAP gross margin of 64.1%, that increased by 4.3% from the immediately preceding fiscal 2022 second quarter non-GAAP gross margin of 59.8%. The fiscal 2022 fourth quarter non-GAAP gross margin of 68.1% increased by 4.3% from the year earlier fiscal 2021 fourth quarter non-GAAP gross margin of 63.8%. The difference between GAAP and non-GAAP gross margin is limited to non-cash stock-based compensation expense that is excluded from the non-GAAP gross margin

•	GAAP Operating Expenses: GAAP operating expenses for the fiscal 2022 fourth quarter were $22.4 million compared with $12.4 million in the fiscal 2021 fourth quarter

•	Non-GAAP Adjusted Operating Expenses[3]: Non-GAAP operating expenses for the fiscal 2022 fourth quarter totaled $15.9 million compared with $10.9 million in the fiscal 2021 fourth quarter

•	Net Loss: Net loss for the fiscal 2022 fourth quarter was $12.5 million, or $0.10 per share, compared with $13.8 million, or $0.11 per share, in the fiscal 2021 fourth quarter

•	Adjusted EBITDA[4]: Adjusted EBITDA for the fiscal 2022 fourth quarter was negative $14.5 million, compared with a negative $9.3 million in the fiscal 2021 fourth quarter

We are providing non-GAAP gross profit, non-GAAP gross margin, adjusted operating expenses and Adjusted EBITDA as we believe these metrics improve investors’ ability to evaluate our underlying performance.  Non-GAAP measures do not have any standardized meaning under GAAP, and therefore may not be comparable to similar measures employed by other companies.

1
“Non-GAAP gross profit” is a non-GAAP financial measure. For a description of non-GAAP gross profit and a reconciliation to gross profit, the closest comparable GAAP financial measure, refer to “Non-GAAP Financial Measures” below and the reconciliation table at the end of this release.

2
“Non-GAAP gross margin” is a non-GAAP financial measure. For a description of non-GAAP gross margin and a reconciliation to gross margin, the closest comparable GAAP financial measure, refer to “Non-GAAP Financial Measures” below and the reconciliation table at the end of this release.

3
Adjusted operating expenses is a non-GAAP financial measure. For a description of adjusted operating expenses and a reconciliation to operating expenses, the closest comparable GAAP financial measure, refer to “Non-GAAP Financial Measures” below and the reconciliation table at the end of this release.

4
Adjusted EBITDA is a non-GAAP financial measure. For a description of Adjusted EBITDA and a reconciliation to net loss, the closest comparable GAAP financial measure, refer to “Non-GAAP Financial Measures” below and the reconciliation table at the end of this release

Fiscal Year 2022 Financial Highlights

•	Revenue: Revenue for fiscal 2022, was $7.2 million, an increase of $894,000, or 14.2%, from $6.3 million in fiscal 2021

•	The percentage of fiscal 2022 revenue derived from commercial customers was 60.3%, an increase of 5.3% from 55% in fiscal 2021

•
Customers: For fiscal 2022, D-Wave had 67 commercial customers, an increase of 10, or 18%, from 57 commercial customers in fiscal 2021, with the 67 commercial customers including over two dozen Forbes Global 2000 companies. For fiscal 2022, D-Wave had a total of 112 customers, an increase of 17, or 18%, from a total of 95 customers in fiscal 2021. D-Wave defines a customer as one in which revenue is recognized during the period

•	Bookings: During fiscal 2022, the average value of a QCaaS booking was 78% higher than the average value of a QCaaS booking in fiscal 2021

•	GAAP Gross Profit: GAAP Gross profit for fiscal 2022 was $4.3 million compared with $4.5 million in fiscal 2021

•	Non-GAAP Gross Profit[1]: Non-GAAP gross profit for fiscal 2022 was $4.6 million compared with $4.5 million in fiscal 2021

•	GAAP Gross Margin: GAAP gross margin for fiscal 2022 was 59.3% compared with fiscal 2021 GAAP gross margin of 72.1%

•	Non-GAAP Gross Margin[2]: Non-GAAP gross margin for fiscal 2022 was 64.5% compared with fiscal 2021 non-GAAP gross margin of 72.1%

•
GAAP Operating Expenses: GAAP operating expenses for fiscal 2022 were $63.7 million compared with $43.5 million in fiscal 2021 with the primary difference between GAAP and non-GAAP operating expenses being non-cash stock-based compensation expense and non-cash depreciation expenses that are excluded from the non-GAAP operating expenses

•	Non-GAAP Adjusted Operating Expenses[3]: Non-GAAP operating expenses for fiscal 2022 were $52.4 million compared with $40.3 million in fiscal 2021

•	Net Loss: Net loss for fiscal 2022 was negative $51.5 million, or negative $0.43 per share, compared with negative $31.5 million, or negative $0.25 per share, in fiscal 2021

•	Adjusted EBITDA[4]: Adjusted EBITDA for fiscal 2022 was negative $48.0 million compared to a negative $35.7 million in fiscal 2021

Balance Sheet and Liquidity

D-Wave ended the year with $7.1 million in cash and subsequently raised $15.7M under the Lincoln Park Equity Line of Credit during the months of January and February. As previously disclosed, D-Wave entered into a common stock purchase agreement (Equity Line of Credit or “ELOC”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”) on June 16, 2022, wherein the Company has the right, but not the obligation, to issue and sell up to $150 million of shares of its common stock to Lincoln Park, subject to certain limitations and satisfaction of certain conditions, over a 3-year period. Since the agreement was entered into, D-Wave has raised approximately $20 million under the ELOC. On February 13, 2023, D-Wave filed a related Form S-1 Registration Statement.

On April 13, 2023, D-Wave entered into a $50 million four-year term loan agreement with PSPIB Unitas Investments II Inc., an affiliate of PSP Investments. The initial advance under the term loan is $15 million with second and third advances of $15 million and $20 million respectively, subject to certain terms and conditions.

Fiscal Year 2023 Outlook

We provide the financial guidance below based on current market conditions and expectations. Our guidance is subject to various important cautionary factors described below. Based on information available as of April 13, 2023, guidance for the full year 2023 is as follows:

•	Revenue

o
Revenue is expected to be in the range of $12 million to $13 million representing year-over-year growth of 67% to 80%, a growth rate range that the Company expects to maintain over the next several years

o
FY 2023 revenue guidance is supported by $4.6 million in contracted backlog as of December 31, 2022 and $1.2 million in contracts entered into in prior periods that are expected to renew throughout 2023 that represents 45% to 48% of the 2023 expected revenue.

•	Adjusted EBITDA

o	Adjusted EBITDA is expected to be less than negative $62 million[4]

1.
We are not able to reconcile guidance for Adjusted EBITDA to its most directly comparable GAAP measure, net loss, and cannot provide an estimated range of net loss for such period without unreasonable efforts because certain items that impact net loss, including foreign exchange and stock-based compensation, are not within our control or cannot be reasonably predicted.

Fourth Quarter 2022 Conference Call

In conjunction with this announcement, D-Wave will host a conference call on Friday, April 14, 2023, at 8:00 a.m. (Eastern Time), to discuss such financial results and its business outlook. The live dial-in number is 1-877-407-3982 (domestic) or 201-493-6780 (international), conference ID code 13738032.  A live webcast and subsequent replay of the call will also be available on the “Investors” page of the Company’s website at: http://ir.dwavesys.com/.

About D-Wave Quantum Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software, and services, and is the world’s first commercial supplier of quantum computers—and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s technology is being used by some of the world’s most advanced organizations, including Volkswagen, Mastercard, Deloitte, Davidson Technologies, ArcelorMittal, Siemens Healthineers, Unisys, NEC Corporation, Pattison Food Group Ltd., DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory.

Non-GAAP Financial Measures

To supplement the financial information presented in accordance with GAAP, we use non-GAAP measures of certain components of financial performance. Each of non-GAAP gross profit, non-GAAP gross margin, Adjusted EBITDA and adjusted operating expenses is a financial measure that is not required by or presented in accordance with GAAP. Management believes that this measure provides investors an additional meaningful method to evaluate certain aspects of such results period over period. Non-GAAP gross profit is defined as GAAP Gross Profit less non-cash stock-based compensation expense.  We use non-GAAP gross profit to measure, understand and evaluate our core operating performance and trends and to develop short-term and long-term operating plans. Non-GAAP gross margin is defined as GAAP Gross Margin less non-cash stock-based compensation expense.  We use non-GAAP gross margin to measure understand and evaluate our core business performance. Adjusted EBITDA is defined as net loss before interest expense, income tax expense (benefit), depreciation and amortization expense, stock-based compensation, remeasurements of liability-classified warrants, and other nonrecurring nonoperating income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. Adjusted operating expenses is defined as operating expenses before depreciation and amortization expense and stock-based compensation expense.  We use adjusted operating expenses to measure our operating expenses, excluding items we do not believe directly reflect our core operations.  The presentation of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for the financial results prepared in accordance with GAAP, and our presentation of non-GAAP measures may be different from non-GAAP measures used by other companies. For a reconciliation of each of non-GAAP gross profit, non-GAAP gross margin, Adjusted EBITDA and adjusted operating expenses to its most directly comparable GAAP measure, please refer to the reconciliations below.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the company’s future growth and innovations; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases and our customer base; our Advantage2™ experimental prototype; and our expectations relating to revenue and adjusted EBITDA for the full fiscal year 2023. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, our ability to expand our customer base and the customer adoption of our solutions, and the uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement, as well as factors associated with companies, such as D-Wave, that are engaged in the business of quantum computing, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; the outcome of any legal proceedings that may be instituted against us; risks related to the performance of our business and the timing of expected business or financial milestones; unanticipated technological or project development challenges, including with respect to the cost and/or timing thereof; the performance of our products; the effects of competition on our business; the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all; the risk that we may never achieve or sustain profitability; the risk that we are unable to secure or protect our intellectual property; volatility in the price of our securities; and the risk that our securities will not maintain the listing on the NYSE. Furthermore, if the forward-looking statements contained in this press release prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not place undue reliance on these statements in making an investment decision or regard these statements as a representation or warranty by any person we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release

D-Wave Quantum Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(In thousands of U.S. dollars, except share and per share data)	2022	2021
Assets
Current assets:
Cash	$7,065	$9,483
Trade accounts receivable, net	757	421
Receivable research incentives	264	4,774
Inventories	2,196	2,114
Prepaid expenses and other current assets	3,643	1,116
Deferred offering costs	—	1,250
Total current assets	13,925	19,158
Property and equipment, net	2,294	3,249
Operating lease right-of-use assets	9,133	8,578
Intangible assets, net	244	272
Other noncurrent assets	1,351	1,353
Total assets	$26,947	$32,610
Liabilities and stockholders' (deficit) equity
Current liabilities:
Trade accounts payable	$3,756	$2,109
Accrued expenses and other current liabilities	6,687	3,614
Current portion of operating lease liabilities	1,533	1,687
Loans payable, net, current	1,671	220
Deferred revenue, current	1,781	2,665
Promissory notes - related party	420	—
Total current liabilities	15,848	10,295
Warrant liabilities	1,892	—
Operating lease liabilities, net of current portion	7,301	6,990
Loans payable, net, noncurrent	8,069	12,233
Deferred revenue, noncurrent	9	54
Other noncurrent liabilities	—	18
Total liabilities	$33,119	$29,590
Commitments and contingencies
Stockholders' (deficit) equity:
Non-redeemable convertible preferred stock, no par value; nil shares and 122,564,333 shares authorized as of December 31, 2022 and December 31, 2021, respectively; nil shares and 122,564,333 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively.	—	189,881
Common stock, par value $0.0001 per share; 675,000,000 shares and unlimited shares authorized at December 31, 2022 and December 31, 2021, respectively; 113,335,532 shares and 2,817,498 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively.	11	—
Additional paid-in capital	381,274	148,850
Accumulated deficit	(377,055)	(325,268)
Accumulated other comprehensive loss	(10,402)	(10,443)
Total stockholders' (deficit) equity	(6,172)	3,020
Total liabilities and stockholders’ equity	$26,947	$32,610

D-Wave Quantum Inc.
Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31,
(In thousands, except share and per share data)	2022	2021	2020
Revenue	$7,173	$6,279	$5,160
Cost of revenue	2,923	1,750	915
Total gross profit	4,250	4,529	4,245
Operating expenses:
Research and development	32,101	25,401	20,411
General and administrative	21,539	11,897	11,587
Sales and marketing	10,068	6,179	3,714
Total operating expenses	63,708	43,477	35,712
Loss from operations	(59,458)	(38,948)	(31,467)
Other income (expense), net:
Interest expense	(4,633)	(1,728)	(5,257)
Government assistance	—	7,167	12,027
Non-cash interest income on SIF	5,673	—	—
Gain on debt extinguishment	—	—	3,873
Gain on settlement of warrant liability	—	—	7,836
Gain on investment in marketable securities	—	1,163	—
Change in fair value of warrant liabilities	6,173	—	—
Lincoln Park Purchase Agreement issuance costs	(629)	—	—
Other income, net	1,345	801	2,969
Total other income, net	7,929	7,403	21,448
Net loss	$(51,529)	$(31,545)	$(10,019)
Net loss per share, basic and diluted	$(0.43)	$(0.25)	$(0.08)
Weighted-average shares * used in computing net loss per share, basic and diluted	119,647,777	125,342,746	127,161,731
Comprehensive loss:
Net loss	$(51,529)	$(31,545)	$(10,019)
Foreign currency translation adjustment, net of tax	41	15	(82)
Net comprehensive loss	$(51,488)	$(31,530)	$(10,101)

* Weighted-average shares have been retroactively restated to give effect to the Merger.

D-Wave Quantum Inc.
Consolidated Statements of Cash Flows

	Year ended December 31,
(in thousands)	2022	2021	2020
Cash flows from operating activities:
Net loss	$(51,529)	$(31,545)	$(10,019)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,423	1,534	1,886
Allowance for doubtful accounts	1	—	—
Stock-based compensation	9,164	1,739	2,989
Amortization of operating right of use assets	910	1,068	840
Provision for excess and obsolete inventory	66	269	246
Non-cash interest expense on convertible debt	—	—	5,095
Non-cash interest expense on government payable	2,483	1,722	137
Venture Loan interest and final payment fee	1,808	—	—
Amortization of Venture Loan commitment fee	(175)	—	—
Fair value of warrants issued for services	—	—	451
Non-cash lease expense	—	—	201
Non-cash Lincoln Park Purchase Agreement issuance costs	629	—	—
Government assistance	—	(7,140)	(12,027)
Non-cash interest income on SIF	(5,673)	—	—
Change in fair value of Public Warrant liability and Private Warrant liability	(6,173)	—	—
Interest benefit on debt	—	(19)	—
Gain on settlement of warrant liability	—	—	(7,836)
Gain on marketable securities	—	(1,163)	—
Gain on debt extinguishment	—	—	(3,873)
Unrealized foreign exchange gain	(1,257)	(100)	(287)
Realized gain on issuance of shares under the Lincoln Park Purchase Agreement	75	—	—
Change in operating assets and liabilities:
Trade accounts receivable	(337)	163	8,002
Research incentives receivable	1,332	2,236	(9,053)
Inventories	(148)	182	(652)
Prepaid expenses and other current assets	(387)	(1,012)	(16)
Trade accounts payable	3,597	(379)	1,279
Accrued expenses and other current liabilities	715	578	(5,579)
Deferred revenue, current	(929)	(1,902)	(335)
Operating lease liability	(821)	(1,031)	(736)
Net cash used in operating activities	(45,226)	(34,800)	(29,287)
Cash flows from investing activities:
Purchase of property and equipment	(423)	(1,774)	(736)
Purchase of software	(75)	(225)	(53)
Net cash used in investing activities	(498)	(1,999)	(789)
Cash flows from financing activities:
Proceeds from issuance of preferred stock for cash	—	—	43,679
Proceeds from issuance of common stock from the PIPE investment	40,000	—	—
Merger, net of redemption and transaction costs	4,100	—	—
Transaction costs paid directly by D-Wave Systems	(6,528)	—	—
Proceeds from exercise of Public Warrants	924	—	—
Proceeds from government assistance	3,159	25,147	—
Share issuance costs	—	—	(542)
Proceeds from issuance of common stock upon exercise of stock options	1,077	85	5
Proceeds from debt financing	20,000	111	—
Proceeds from Lincoln Park Purchase Agreement	4,250	—	—
Debt payments	(21,511)	(31)	—
Venture Loan interest and final payment fee	(1,808)	—	—
Government loan payment	(398)	(399)	—
Proceeds from exercise of warrants	—	—	2
Net cash provided by financing activities	43,265	24,913	43,144
Effect of exchange rate changes on cash and cash equivalents	41	34	(13)
Net (decrease) increase in cash and cash equivalents	(2,418)	$(11,852)	$13,055
Cash and cash equivalents at beginning of period	$9,483	$21,335	$8,280
Cash and cash equivalents at end of period	$7,065	$9,483	$21,335
Supplemental disclosure of noncash investing and financing activities:
Operating lease right-of-use assets recognized in exchange for new operating lease obligations	$360	$11,870	$4,932
Increase in operating lease liability and right-of-use asset due to resolution of contingency	$1,113	$—	$—
Purchases/(sales) of property and equipment included in accounts payable/(accounts receivable)	$66	$14	$(79)
Initial value of promissory notes recognized in connection with closing of the Merger	$420	$—	$—
Initial warrant liabilities recognized in connection with closing of the Merger	$8,100	$—	$—
Non-cash Merger financing	$5,294	$—	$—
Non-cash Directors and Officers Insurance	$2,893	$—	$—
Issuance of shares for payment of Lincoln Park Purchase Agreement commitment fee	$3,271	$—	$—
Conversion of convertible preferred stock to common stock	$189,871	$—	$—
Cash payments included in the measurement of operating lease liabilities	$—	$1,573	$1,474
Unpaid deferred costs	$—	$1,142	$—
SIF restatement adjustment	$258	$—	$—

D-Wave Quantum Inc.
Reconciliation of Gross Profit to Non-GAAP Gross Profit
For the Twelve and Three Months Ended December 31, 2022 and 2021,
and the Three Months Ended September 30, 2022 and June 30, 2022
(In thousands)

	For the twelve months ended December 31,		For the three months ended Dec 31,		For the three months ended:
	2022	2021	2022	2021	Sept 30, 2022	June 30, 2022
Gross Profit	$4,250	$4,529	$1,330	$1,549	$1,041	$785
Excluding:
Stock based compensation (1)	(379)	-	(299)	-	(45)	(35)
Non-GAAP Gross Profit	$4,629	$4,529	$1,629	$1,549	$1,086	$820
Non-GAAP Gross Margin	64.5%	72.1%	68.0%	63.8%	64.1%	59.8%

(1) Stock based compensation reflects the stock based compensation recorded in Cost of Revenue only, which differs from the total  stock based compensation set forth in the Consolidated Statements of Cash Flows that also includes  stock based compensation recorded in Operating Expenses.

D-Wave Quantum Inc.
Reconciliation of Operating Expenses to Non-GAAP Operating Expenses
For the Twelve and Three Months Ended December 31, 2022 and 2021
(In thousands)

	For the twelve months ended December 31,		For the three months ended Dec 31,
	2022	2021	2022	2021
Operating expenses	$63,708	$43,477	$22,361	$12,403
Excluding:
Depreciation and Amortization (1)	(1,258)	(1,482)	(220)	(355)
Stock based compensation	(9,164)	(1,739)	(5,809)	(1,184)
Non-recurring one time expenses (2)	(843)	-	(387)	-
Non-GAAP Operating Expenses	$52,443	$40,256	$15,945	$10,864

(1) Depreciation and Amortization reflects the Depreciation and Amortization incorporated in the Operating Expenses only, which differs from the Total Depreciation and Amortization set forth in the Condensed consolidated statement of cash flows that also includes Depreciation and Amortization recorded in Cost of Revenue.
(2) Non-recurring one time expenses related to legal, consulting, and accounting fees associated with the August 5, 2022 Transaction.

D-Wave Quantum Inc.
Reconciliation of Net Loss to Adjusted EBITDA
For the Twelve and Three Months Ended December 31, 2022 and 2021
(In thousands)

	For the twelve months ended December 31,		For the three months ended Dec 31,
	2022	2021	2022	2021
Net loss	$(51,529)	$(31,545)	$(12,531)	$(13,839)
Excluding:
Depreciation and Amortization	1,423	1,534	385	399
Stock based compensation	9,164	1,739	5,809	1,184
Interest expense (1)	4,633	1,728	787	1,138
Government assistance (2)	-	(7,167)	-	1,979
Non-cash interest income on SIF (3)	(5,673)	-	(5,673)	-
Gain on investment in marketable securities	-	(1,163)	-	-
Change in fair value of warrant liabilities	(6,173)	-	(3,570)	-
Lincoln Park Purchase Agreement issuance costs (4)	629	-	-	-
Other Income (expense), net (5)	(1,345)	(801)	(44)	(132)
Non-recurring one time expenses (6)	843	-	387	-
Adjusted EBITDA	$(48,028)	$(35,675)	$(14,450)	$(9,271)

(1) Interest expense primarily reflects the accrued interest associated with the below market interest rate government loans as if they were interest-bearing at market rates of interest, and the interest and amortization of the final fee associated with the Venture Loan with PSPIB Unitas Investments II Inc. that was entered into on March 3, 2022.
(2) Government assistance reflects the imputed benefit arising from the difference between the market rate of interest and the rate of interest charged on the government loans.
(3) Non-cash interest income on SIF reflects the imputed benefit arising from the difference between the market rate of interest and the rate of interest charged on the updated carrying value of the SIF loan.
(4) Lincoln Park Purchase Agreement issuance costs consist of the value of the Common Shares issued to Lincoln Park on August 5, 2022, which represent issuance costs of obtaining the equity line of credit.
(5) Other Income (expense), net consists primarily of foreign exchange gains and losses, and is included in the above table to facilitate the reconciliation of Adjusted EBITDA to Net loss.
(6) Non-recurring one time expenses related to legal, consulting, and accounting fees associated with the August 5, 2022 Transaction.

Contacts
Investor Contact:
Kevin Hunt
ir@dwavesys.com

Media Contact:
Amy McDowell
media@dwavesys.com